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                                                                      Exhibit 11

         Earnings per share is computed on the weighted average number of shares outstanding during the quarter after giving effect to the equivalent shares which are issuable upon the exercise of stock options determined by the treasury stock method. The calculation of earnings per share follows:

                                                           Three Months Ended
                                                              September 30,
                                                            1997      1996
                                                           -------    -------
(in thousands except per share data)
Net income (fully diluted)                                 $29,679    $25,603
Weighted average shares
  outstanding (fully diluted)                              119,347    119,903
Earnings per share: (fully diluted)                        $   .25    $   .22